SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                             AIR METHODS CORPORATION
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                                (Name of issuer)

                          COMMON STOCK, PAR VALUE $.06
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                         (Title of class of securities)

                                    009128307
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                                 (CUSIP number)

                              MATTHEW J. DAY, ESQ.
                        118 E. 25TH STREET, EIGHTH FLOOR
                            NEW YORK, NEW YORK 10010
                                 (212) 614-0323
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 7, 2002
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)



     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 009128307                    13D                           Page 2 of 5
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================================================================================

      1        NAME  OF  REPORTING  PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES ONLY)

                              ACQUISITOR  PLC
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      2        CHECK  THE  APPROPRIATE  BOX  IF  A MEMBER OF A GROUP   (a) |_|
                                                                       (b) |_|
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      3        SEC  USE  ONLY
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      4        SOURCE  OF  FUNDS
                        WC
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)   |_|
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      6        CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
                        UNITED  KINGDOM
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  NUMBER  OF           7        SOLE  VOTING  POWER
    SHARES                              -0-
BENEFICIALLY   -----------------------------------------------------------------
OWNED  BY  EACH
  REPORTING
 PERSON  WITH          8        SHARED  VOTING  POWER
                                        -0-
               -----------------------------------------------------------------

                      9        SOLE  DISPOSITIVE  POWER
                                        -0-
               -----------------------------------------------------------------
                     10        SHARED  DISPOSITIVE  POWER
                                        -0-
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    11         AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING PERSON
                        -0-
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    12         CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES   |_|
--------------------------------------------------------------------------------
    13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                        0%
--------------------------------------------------------------------------------
    14         TYPE  OF  REPORTING  PERSON
                        CO
================================================================================



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CUSIP No. 009128307                    13D                           Page 3 of 5
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The  following  constitutes  Amendment  No.  2  to the Schedule 13D filed by the
Reporting Person. The Schedule 13D, as amended, is collectively referred to as "Schedule 13D". Except as specifically amended by this Amendment No. 2, the
Schedule  13D  remains  in  full  force  and  effect.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item  5(a)  is  amended  in  its  entirety  to  read  as  follows:

         Item 5(a) As of the close of business on October 7, 2002 the Reporting Person beneficially owns 0 shares of Common Stock, constituting 0% of the shares of Common Stock outstanding.

         Item  5(c)  is  amended  to  include  the  following:

         Item 5(c) Since the Reporting Person's most recent filing on Schedule 13D, the Reporting Person effected no transactions in the Common Stock other than as follows:

         On October 7, 2002, the Reporting Person privately sold 719,700 shares of the Issuer to Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") at $6.8683 per share in shares of Acquisitor for each share of the Issuer.

         Item  5(e)  is  added  to  read  as  follows:

         Item 5(e) On October 7, 2002, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

         Item  6  is  added  to  read  as  follows:

         On September 26, 2002, Acquisitor made an offer to purchase, inter alia, all of the shares of Common Stock owned by the Reporting Person, on September 30, 2002, the Reporting Person accepted such offer and on October 7, 2002, the parties entered into an Amendment to Subscription Agreement. Copies of the Offer Letter, the Subscription Agreement and the Amendment to Subscription Agreement are incorporated by reference herein.

         Item  7  is  added  to  read  as  follows:

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         The following documents are incorporated herein by reference as specified in the Exhibit Index hereto:

         (b) Offer Letter dated September 26, 2002 by and between the Reporting Person and Acquisitor.

         (c) Subscription Agreement dated September 30, 2002 by and between the Reporting Person and Acquisitor.

         (d) Amendment to Subscription Agreement dated October 7, 2002 by and between the Reporting Person and Acquisitor.


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CUSIP No. 009128307                    13D                           Page 4 of 5
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 7, 2002


                                        ACQUISITOR  PLC


                                        By:  /s/  Duncan Soukup
                                             -----------------------
                                        Name:   Duncan Soukup
                                        Title:  Managing Director



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CUSIP No. 009128307                    13D                           Page 5 of 5
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                                  Exhibit Index

         The following documents are filed herewith or incorporated by reference herein:


                    Exhibit                                  Page

          (a) Letter dated October 3, 2002,
from Acquisitor plc to Aaron Todd, the
Issuer's Chief Operating Officer and Chief
Financial Officer                                      Previously filed

          (b) Offer Letter dated September      Incorporated by reference to
26, 2002 by and between the Reporting Person   Exhibit (a) of the Schedule 13D
and Acquisitor                                 Amendment No. 1 filed on October
                                               9, 2002 by Acquisitor plc with
                                                   respect to Aldila, Inc.

          (c) Subscription Agreement dated      Incorporated by reference to
September 30, 2002 by and between the          Exhibit (b) of the Schedule 13D
Reporting Person and Acquisitor               Amendment No. 1 filed on October
                                              9, 2002 by Acquisitor plc with
                                                  respect to Aldila, Inc.

          (d) Amendment to Subscription         Incorporated by reference to
Agreement dated October 7, 2002 by and         Exhibit (c) of the Schedule 13D
between the Reporting Person and Acquisitor   Amendment No. 1 filed on October
                                               9, 2002 by Acquisitor plc with
                                                   respect to Aldila, Inc.



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